UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [   ]
Securities Act Rule 802 (Exchange Offer) [ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [   ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [   ]
Exchange Act Rule 14e-2(d)(Subject Company Response) [   ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

PROSPERITY GOLDFIELDS CORP./SMASH MINERALS CORP.
(Name of Subject Companies)

N/A
(Translation of Subject Company’s Name into English (if applicable))

British Columbia (Smash Minerals Corp.)
Canada (Prosperity Goldfields Corp.)
(Jurisdiction of Subject Company’s Incorporation or Organization)

Prosperity Goldfields Corp.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities

83172T (Smash Minerals Corp.)
74362U (Prosperity Goldfields Corp.)
(CUSIP Number of Class of Securities (if applicable))

R. Bruce Duncan
#605 – 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Telephone Number: (905) 813-8408

with a copy to:

Nikolaos D. Galanopoulos
Maitland & Company
Suite 700 625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6
Telephone Number: (604) 681-7474

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 7, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities of, or published in the home jurisdiction of Prosperity Goldfields Corp. and Smash Minerals Corp. and were required to be disseminated to U.S. security holders or published in the United States:

Exhibit 1.1 Notice of the Annual and Special Meetings and Joint Management Information Circular and Proxy dated February 29, 2012 (the “Information Circular”).

The Exhibit 1.1 referred to in Part I of this Form CB and attached hereto shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(b) Not applicable.

Item 2.	Informational Legends

The required legends are included under the heading “Note to U.S. Residents” beginning on page 1 of the Information Circular, a copy of which is furnished as Exhibit 1.1 to this Form CB.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	The exhibits set forth below are furnished as part of this form:

Exhibit
Number	Description of Document

2.1
Prosperity Goldfields Corp.’s Information Circular dated as of July 14, 2011 for its most recent Annual General Meeting of Prosperity Shareholders held on August 12, 2011 (filed on SEDAR on July 19, 2011)

2.2
Prosperity Goldfields Corp.’s Audited Financial Statements and Management Discussion and Analysis for the year ended March 31, 2011 (filed on SEDAR on June 29, 2011); and Unaudited Financial Statements and Management Discussion and Analysis for the nine months ended December 31, 2011 (filed on SEDAR on February 23, 2012)

2.3
Prosperity Goldfields Corp.’s Prospectus dated February 2, 2011 pertaining to the distribution by Evolving Gold Corp. of 12,766,395 Prosperity Shares to the shareholders of Evolving Gold Corp. by way of a dividend-in-kind (filed on SEDAR on February 2, 2011)

2.4
Prosperity Goldfields Corp.’s Independent Technical Report on the Kiyuk Lake Property, Nunavut Territory, Canada, dated January 22, 2012 prepared by David Turner, M.Sc., P.Geo. (filed on SEDAR on January 30, 2012)

2.5	Smash Minerals Corp.’s Audited Financial Statements and Management Discussion and Analysis for the year ended October 31, 2011 (filed January 26, 2012 on SEDAR)

2.6
Smash Minerals Corp.’s Technical Report on the Whiskey Property, Yukon Territory, Canada, dated December 12, 2011 prepared by Revelation Geoscience Ltd. (authors - Phil Smerchanski, P.Geo. and Dennis Arne, P.Geo.) (filed December 19, 2011 on SEDAR)

2.7	Smash Minerals Corp.’s Prospectus dated March 14, 2011 pertaining to Smash’s initial public offering of 8,000,000 Smash Shares at $0.80 per share (filed March 15, 2011 on SEDAR)

The exhibits referenced in Part II(2) to this Form CB and attached hereto shall be deemed to be “furnished” and shall not be deemed to be “filed” with the United States Securities and Exchange Commission.

(3)	Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB, Prosperity Goldfields Corp. is filing a Form F-X with the United States Securities and Exchange Commission, appointing an agent for service of process in connection with the transaction to which this Form CB relates.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPERITY GOLDFIELDS CORP.

/s/ R. Bruce Duncan
R. Bruce Duncan, President and CEO

March 7, 2012
(Date)